Exhibit 99.1
News Release

Kinross provides update on new Ecuadorian
Mining Law

Toronto, Ontario, January 29, 2009 -- Kinross Gold Corporation (TSX-K; NYSE-KGC) is pleased to acknowledge that on January 29, 2009 the new Ecuadorian Mining Law was published in the Ecuadorian government’s official registry and has now taken effect.

Based on Kinross’ understanding, some key provisions of the law include the following, all of which are consistent with the Company’s expectations:

●	No limits imposed on the number of concessions that can be held by a concessionaire;

●	Concessions are limited to a term of 25 years but are renewable;

●	A royalty of not less than 5% on sales;

●	Establishes clear timelines for project exploration and development.

“We believe that the new mining law provides a solid foundation and framework for the growth of a responsible mining industry in Ecuador,” said President and CEO Tye Burt.

“This is a significant milestone for the country and the industry. However, we recognize that much work remains to be done in developing the regulations and finalizing terms and conditions of mining operations,” Mr. Burt said. “As we have in the past, we will work cooperatively with the government and local communities to advance development of our Fruta del Norte deposit in a way that benefits all parties.”

Kinross currently holds 35 concessions in Ecuador, including the Fruta del Norte (FDN) concession block. Shortly before the Mining Law came into effect, four concessions, which were non-material and peripheral to the FDN concession block, were revoked by the state under the terms of the April 2008 Mining Mandate. The concessions were revoked because Environmental Impact Assessments had not been approved prior to the implementation of the Mining Mandate.

Kinross intends to recommence work on advanced exploration at the FDN project once it has obtained the required permits to proceed. The company plans a $25 million program on the FDN deposit to upgrade mineral resources and support a pre-feasibility study. Metallurgical test work for FDN commenced in April 2008 and is continuing.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.  Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.  Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

KINROSS GOLD CORPORATION	40 King St. West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com

Media contact:	Investor Relations contacts:
Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis, our offer and take-over bid circular previously filed in respect of Aurelian Resources Inc. (the "Aurelian Bid Circular") and our final prospectus dated and filed on January 29, 2009 (the “January 2009 Prospectus”), as well as the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, that the repeal of Ecuador’s current mining mandate is effected and its new mining law is implemented in a manner consistent with Kinross’ current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the U.S. including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, the "Risk Factors Related to the Offer" section of the Aurelian Bid Circular and the “Risk Factors” section of the January 2009 Prospectus.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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